SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                FOREST OIL CORPORATION
- --------------------------------------------------------------------------------
                                   (Name of Issuer)

                           Common Stock, $.10 par value
                     ---------------------------------------------
                            (Title of Class of Securities)

                                      346091101
                                 --------------------
                                    (CUSIP Number)

     Craig D. Slater                            Drake S. Tempest, Esq.
     The Anschutz Corporation                   O'Melveny & Myers LLP
     2400 Anaconda Tower                        The Citicorp Center
     555 Seventeenth Street                     153 East 53rd Street, 54th Floor
     Denver, Colorado  80202                    New York, New York 10022-4611
     (303) 298-1000                             (212) 326-2000
- --------------------------------------------------------------------------------

                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                    August 1, 1996
               --------------------------------------------------------
                (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


          Check the following box if a fee is being paid with the statement   .
     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





     --------------------
               The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP Number   346091101
                  -------------

            ------------------------------------------------------------------
            1    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        The Anschutz Corporation
                        84-0511138

            ------------------------------------------------------------------
            2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) [X]




                                                                  (b) [ ]

            ------------------------------------------------------------------
            3    SEC USE ONLY


            ------------------------------------------------------------------
            4    SOURCE OF FUNDS

                        WC

            ------------------------------------------------------------------
            5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                 REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


            ------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        Kansas

            ------------------------------------------------------------------
            NUMBER OF            7    SOLE VOTING POWER
            SHARES                                                      0
                                      ----------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER
            OWNED BY                                           11,134,888
                                      ----------------------------------------
            EACH REPORT-         9    SOLE DISPOSITIVE POWER
            ING PERSON                                                  0
                                      ----------------------------------------
            WITH                 10   SHARED DISPOSITIVE POWER
                                                               11,134,888
                                      ----------------------------------------

            ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   11,130,888

            ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

                 EXCLUDES CERTAIN SHARES

            ------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.8%

            ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON

                   CO

            -----------------------------------------------------------------












                               Page 2 of 10 Pages

            ------------------------------------------------------------------
            1    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Anschutz Company
                        84-1179412

            ------------------------------------------------------------------
            2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                                  (a) [X]



                                                                  (b) [ ]

            ------------------------------------------------------------------
            3    SEC USE ONLY


            ------------------------------------------------------------------
            4    SOURCE OF FUNDS

                        WC

            ------------------------------------------------------------------
            5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                 REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


            ------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

            ------------------------------------------------------------------
            NUMBER OF            7    SOLE VOTING POWER
            SHARES                                                      0
                                      ----------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER
            OWNED BY                                           11,134,888
                                      ---------------------------------------
            EACH REPORT-         9    SOLE DISPOSITIVE POWER
            ING PERSON                                                  0
                                      ----------------------------------------
            WITH                 10   SHARED DISPOSITIVE POWER
                                                               11,134,888
                                      ---------------------------------------

            ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    11,134,888

            ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

                 EXCLUDES CERTAIN SHARES

            ------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.8%

            ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON

                   CO

            -----------------------------------------------------------------












                               Page 3 of 10 Pages

            ------------------------------------------------------------------
            1    NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Philip F. Anschutz
                        ###-##-####

            ------------------------------------------------------------------
            2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                  (a) [X]


                                                                  (b) [ ]


            ------------------------------------------------------------------
            3    SEC USE ONLY


            ------------------------------------------------------------------
            4    SOURCE OF FUNDS

                        WC

            ------------------------------------------------------------------
            5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

                 REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


            ------------------------------------------------------------------
            6    CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America

            ------------------------------------------------------------------
            NUMBER OF            7    SOLE VOTING POWER
            SHARES                                                  834
                                      ---------------------------------------
            BENEFICIALLY         8    SHARED VOTING POWER
            OWNED BY                                         11,134,888
                                      ----------------------------------------
            EACH REPORT-         9    SOLE DISPOSITIVE POWER
            ING PERSON                                              834
                                      ----------------------------------------
            WITH                 10   SHARED DISPOSITIVE POWER
                                                             11,134,888
                                      ----------------------------------------

            ------------------------------------------------------------------
            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   11,135,722

            ------------------------------------------------------------------
            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

                 EXCLUDES CERTAIN SHARES

            ------------------------------------------------------------------
            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    34.8%

            ------------------------------------------------------------------
            14   TYPE OF REPORTING PERSON

                   IN

            -----------------------------------------------------------------






















                               Page 4 of 10 Pages

                       This Amendment No. 3 to Schedule 13D (the "Schedule
             13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), and which relates to shares of Common Stock, par value $.10 per share ("Common Stock"), of Forest Oil Corporation (the "Company"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "Amendment No. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "Amendment No. 2"), hereby further amends Items 3, 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D, as so amended.

                       This Amendment No. 3 reflects TAC's belief that the
             number of shares of Common Stock outstanding on June 30, 1996 was 24,598,059 shares.

             ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                       The information previously furnished in response to
             this item is amended to read as follows:

                       Funds used to exercise the JEDI/Purchase Option and
             Tranche B Warrant in full, at a purchase price of $11.6385 per share or $26,186,625 in the aggregate, as described in the response to Item 4 of this Amendment No. 3, were provided by cash and short-term investments of TAC.

             ITEM 4.   PURPOSE OF TRANSACTION

                       The information previously furnished in response to
             this item is amended to add the following:

                       On March 5, 1996, TAC transferred to an employee of
             TAC, as compensation, 4,000 shares of Common Stock. The closing price of the Common Stock on March 5, 1996, as reported on NASDAQ/NMS, was $10.75 per share.

                       On May 9, 1996, the Company issued to Anschutz 834
             shares of Common Stock as a non-discretionary grant to a non-employee director pursuant to the Forest Oil Corporation Stock Incentive Plan, as amended and restated as of March 22, 1996 and approved by the shareholders of the Company on May 8, 1996. The price at which the shares were issued was $12.00 per share.

                       On August 1, 1996, TAC exercised its rights under
             the JEDI/Purchaser Option to cause the issuance and delivery by the Company to TAC of 2,250,000 Tranche B Warrant Shares pursuant to the exercise in full of the Tranche B Warrant.






















                               Page 5 of 10 Pages

             ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                       The information previously furnished in response to
             this item is amended to read as follows:

                       After giving effect to the transactions described
             in the response to Item 4 of this Amendment No. 3:

                            (i) TAC is the direct owner, and AC and
                  Anschutz are indirect beneficial owners, of (A) 6,006,000 shares of Common Stock, (B) 620,000 shares of Second Series Convertible Preferred Stock of the Company (referred to the response to Item 4 as the Purchaser Preferred Shares, which are convertible into the 1,240,000 shares of Common Stock referred to in the response to Item 4 as the Purchaser Preferred Conversion Shares) and (C) Tranche A Warrants to acquire 3,888,888 shares of Common Stock (which are referred to in the response to Item 4 as Tranche A Warrant Shares); and

                            (ii) Anschutz is the direct owner of 834
                  shares of Common Stock,

             which 6,006,834 shares of Common Stock in the aggregate that are directly owned by TAC or Anschutz, as the case may be, are approximately 21.1% of the shares of Common Stock that were outstanding on June 30, 1996 after giving effect to the issuance of 2,250,000 shares of Common Stock upon the exercise of the JEDI/Purchaser Option and the Tranche B Warrant.

                       If effect were also given to the conversion of all
             620,000 Purchaser Preferred Shares and the exercise of the Tranche A Warrant with respect to 3,888,888 Tranche A Warrant Shares,
                            (i) TAC would be the direct owner, and AC and
                  Anschutz the indirect beneficial owners, of 11,134,888 shares of Common Stock and

                            (ii) Anschutz would be the direct owner of 834
                  shares of Common Stock,

             which 11,134,888 shares and 11,135,722 shares in the aggregate, respectively, are each approximately 34.8% of the shares of Common Stock that would be outstanding on June 30, 1996 after giving effect to the issuance of 5,128,888 additional shares of Common Stock upon such conversion of the Purchaser Preferred Shares and such exercise of the Tranche A Warrant.

                       TAC and its affiliates, including, without
             limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of



















                               Page 6 of 10 Pages
             shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1 and 2, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1 and First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2, pursuant to which such restrictions have been imposed.


































































                               Page 7 of 10 Pages

                                       Signature
                                       ---------


                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.



             August 1, 1996
             --------------------------
             Date



             THE ANSCHUTZ CORPORATION




             By /s/ Philip F. Anschutz
                -------------------------------
                Philip F. Anschutz, President

                                       Signature
                                       ---------


                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.



             August 1, 1996
             --------------------
             Date



             ANSCHUTZ COMPANY




             By /s/ Philip F. Anschutz
                ------------------------------
                Philip F. Anschutz, President

                                       Signature
                                       ---------


                  After reasonable inquiry and to the best of my knowledge
             and belief, I certify that the information set forth in this statement is true, complete and correct.



             August 1, 1996
             -------------------
             Date



             By /s/ Philip F. Anschutz
                ------------------------
                Philip F. Anschutz